

March 6, 2009

<u>**Via U.S. Mail and Fax (303-573-8133)**</u>
Mr. A.G. Foust
Chief Executive and Financial Officer
Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80222

> **Re:** **Monument Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 18, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 000-51751**

Dear Mr. Foust:

   We have reviewed your Form 10-K for the Fiscal Year Ended September 30, 2008 and Form 10-Q for the Fiscal Quarter Ended December 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 9 – Segment Information, page F-18

1.   We note that you have incurred losses from operations in your gas transmission
        pipeline segment in fiscal year 2007 and 2008 and that these losses have
        continued in the first quarter of fiscal year 2009. Please clarify how you have
        considered these continuous losses when evaluating your pipeline assets for
        impairment as of September 30, 2008. Please provide your complete analysis
        pursuant to SFAS 144.

Note 10 - Oil and Gas Activities, page F-21

2.   In the tabular disclosure for the changes in proved gas reserves, you disclose
        revisions of previous estimate of (372) MMCF and 406 MMCF in the fiscal years
        2007 and 2008, respectively. We note these revisions represent 20% and 28% of
        the previous estimate in the fiscal years 2007 and 2008, respectively. Please
        clarify the reasons for the significant revisions in your estimates. In addition, we
        refer you to the disclosure requirements of paragraph 11 of SFAS 69, which
        requires an explanation of significant changes in your proved oil and gas reserve
        quantities. Please ensure to include this disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations – Results of Operations, page 12

3.   You disclose the price received for natural gas sales decreased from an average of
        $5.78 per MCF for the three months ended December 31, 2007 to an average of
        $3.69 per MCF for the three months ended December 31, 2008, or a 36%
        decrease. Please clarify how you have considered this large decrease in the
        average selling price of natural gas when evaluating your proved oil and gas
        properties for impairment. That is, please clarify whether you considered the
        decrease in sales price to be a triggering event pursuant to paragraph 8 of SFAS
        144 and if so, please provide your complete impairment analysis pursuant to
        SFAS 144.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and

Mr. A.G. Foust
Monument Resources, Inc.
March 6, 2009
Page 3

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Samuel E. Wing